APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Rockport Brewing Company

Profit and Loss

January - December 2022

	TOTAL
Income	
Case Drop	-1,708.80
Discount Income	-391.00
Keg Deposits	8,508.59
Sales	40,503.33
Square Sales	2,349.48
Total Sales	**42,852.81**
Sales of Product Income	667,138.18
Services	-8,170.40
Shipping Income	115.05
Unapplied Cash Payment Income	-82.10
Uncategorized Income	8,967.11
Total Income	**$717,229.44**
Cost of Goods Sold	
Cost of Goods Sold	444,917.39
Shipping	1,024.56
Total Cost of Goods Sold	**$445,941.95**
GROSS PROFIT	**$271,287.49**
Expenses	
Advertising & Marketing	28,329.16
Ask My Accountant	-3,934.26
Bank Charges & Fees	13,955.15
Car & Truck	10.00
Parking	255.00
Vehicle Insurance	1,615.00
Total Car & Truck	**1,880.00**
Contractors	1,760.86
Donation	1,536.52
Insurance	
Employee Health Insurance	13,694.13
Vehicle Insurance	2,982.28
Workers Comp Insurance	359.00
Total Insurance	**17,035.41**
Interest Paid	465.56
Credit Card Interest	720.91
Huntington Interest	1,597.59
Keg Cooperage Interest	8,489.04
QB Capital	3,861.22
Total Interest Paid	**15,134.32**
Job Supplies	4,532.19
Keg Rental	1,230.00

Rockport Brewing Company

Profit and Loss
January - December 2022

	TOTAL
Meals & Entertainment	3,575.90
Office Supplies & Software	2,942.09
Payroll Expenses	536.84
Taxes	16,731.13
Wages	192,808.51
Total Payroll Expenses	**210,076.48**
QuickBooks Payments Fees	68.14
Reimbursements	310.32
Rent & Lease	3,636.20
Repairs & Maintenance	928.79
Shipping, Freight & Delivery	653.26
Square Fees	735.37
Supplies and Equipment < $1,000	6,570.60
Taxes & Licenses	
Bottle Deposit	8,219.91
License ABCC	2,223.04
Pouring Permits	585.00
Transient Vendor License	25.00
Vehicle Excise Tax	663.75
Total Taxes & Licenses	**11,716.70**
Travel	1,002.36
Total Expenses	**$323,675.56**
NET OPERATING INCOME	**$ -52,388.07**
Other Income	
Credit Card Rewards	3,982.81
Total Other Income	**$3,982.81**
Other Expenses	
Gain/Loss on Sale of Equipment	2,500.00
Gas And Fuel	18,256.39
Total Other Expenses	**$20,756.39**
NET OTHER INCOME	**$ -16,773.58**
NET INCOME	**$ -69,161.65**

Rockport Brewing Company

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BankGloucester	40,752.19
Cash on Hand	780.00
Total Bank Accounts	**$41,532.19**
Other Current Assets	
Inventory	0.00
Inventory Asset	0.00
Payroll Corrections	0.00
Undeposited Funds	45.40
Total Other Current Assets	**$45.40**
Total Current Assets	**$41,577.59**
Fixed Assets	
Equipment	4,331.89
Keg Cooperage	
Original cost	68,736.00
Total Keg Cooperage	**68,736.00**
Office Equipment and Computers	2,337.48
Spike 1BBL System (2019)	
Original cost	0.00
Total Spike 1BBL System (2019)	**0.00**
Spike 3.5BBL System (2020)	12,799.63
Vehicle 1	
Original cost	47,685.94
Total Vehicle 1	**47,685.94**
Wayside Trailer	
Original cost	4,993.75
Total Wayside Trailer	**4,993.75**
Total Fixed Assets	**$140,884.69**
TOTAL ASSETS	**$182,462.28**

Rockport Brewing Company

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX	76,769.50
Capital One	0.00
Chase	0.00
Discover (Balance Transfer)	9,920.91
Total Credit Cards	**$86,690.41**
Other Current Liabilities	
Direct Deposit Payable	363.04
Massachusetts Department of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	4,416.74
Federal Unemployment (940)	195.90
MA Income Tax	2,374.36
MA Paid Family and Medical Leave	152.96
MA Unemployment Tax	245.93
Total Payroll Liabilities	**7,385.89**
Tips	0.00
Total Other Current Liabilities	**$7,748.93**
Total Current Liabilities	**$94,439.34**
Long-Term Liabilities	
American Keg Lease-to-Own	58,247.08
Capital Loan (Quickbooks)	38,296.78
Huntington Vehicle Loan	35,591.94
Loan from Owner	24,647.17
HELOC	81,199.63
Total Loan from Owner	**105,846.80**
Total Long-Term Liabilities	**$237,982.60**
Total Liabilities	**$332,421.94**
Equity	
Opening Balance Equity	0.00
Retained Earnings	-80,798.01
Net Income	-69,161.65
Total Equity	**$ -149,959.66**
TOTAL LIABILITIES AND EQUITY	**$182,462.28**

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-112,112.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-16,785.75
Inventory	3,932.41
Inventory Asset	55,803.87
Payroll Corrections	0.00
AMEX	47,243.55
Capital One	0.00
Chase	-9,689.61
Discover (Balance Transfer)	9,920.91
Direct Deposit Payable	363.04
Massachusetts Department of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	1,984.23
Payroll Liabilities:Federal Unemployment (940)	70.50
Payroll Liabilities:MA Income Tax	1,268.99
Payroll Liabilities:MA Paid Family and Medical Leave	67.37
Payroll Liabilities:MA Unemployment Tax	177.20
Tips	-444.55
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**93,912.16**
Net cash provided by operating activities	**$ -18,200.02**
INVESTING ACTIVITIES	
Keg Cooperage:Original cost	-39,780.00
Office Equipment and Computers	-2,337.48
Spike 1BBL System (2019):Original cost	5,000.00
Net cash provided by investing activities	**$ -37,117.48**
FINANCING ACTIVITIES	
American Keg Lease-to-Own	31,624.43
Capital Loan (Quickbooks)	38,296.78
Huntington Vehicle Loan	-7,049.73
Loan from Owner:HELOC	23,400.00
Opening Balance Equity	0.00
Net cash provided by financing activities	**$86,271.48**
NET CASH INCREASE FOR PERIOD	**$30,953.98**
Cash at beginning of period	10,623.61
CASH AT END OF PERIOD	**$41,577.59**

Rockport Brewing Company

Profit and Loss

January - December 2023

	TOTAL
Income	
Case Drop	-1,195.00
Discount Income	-345.79
Sales	42,826.44
Square Sales	9,623.43
Total Sales	**52,449.87**
Sales of Product Income	751,675.64
Services	13,311.01
Shipping Income	140.98
Unapplied Cash Payment Income	151.70
Uncategorized Income	8,664.67
Total Income	**$824,853.08**
Cost of Goods Sold	
Cost of Goods Sold	454,447.57
Shipping	165.20
Total Cost of Goods Sold	**$454,612.77**
GROSS PROFIT	**$370,240.31**
Expenses	
Advertising & Marketing	27,406.54
Ask My Accountant	30.20
Bank Charges & Fees	14,146.35
Car & Truck	2,517.83
Car Wash	17.25
Inspection Sticker	36.00
Oil Change	237.74
Parking	242.00
Vehicle Insurance	907.50
Vehicle Registration	360.00
Total Car & Truck	**4,318.32**
Donation	6,177.00
Dues & subscriptions	1,805.00
Insurance	302.50
Employee Health Insurance	16,244.05
Surety Bond	200.00
Vehicle Insurance	1,073.69
Workers Comp	354.00
Workers Comp Insurance	285.50
Total Insurance	**18,459.74**

Rockport Brewing Company

Profit and Loss
January - December 2023

	TOTAL
Interest Paid	1,154.40
Credit Card Interest	240.55
Huntington Interest	340.56
QB Capital	1,287.08
Total Interest Paid	**3,022.59**
Job Supplies	1,118.45
Legal & Professional Services	1,993.75
Meals & Entertainment	5,901.87
Office Supplies & Software	3,754.25
Payroll Expenses	
Taxes	15,493.91
Wages	188,505.50
Total Payroll Expenses	**203,999.41**
QuickBooks Payments Fees	211.26
Reimbursements	340.00
Rent & Lease	6,908.60
Repairs & Maintenance	1,475.47
Shipping, Freight & Delivery	513.48
Square Fees	60.75
Supplies and Equipment < $1,000	3,368.67
Taxes & Licenses	
Bottle Deposit	9,690.69
License ABCC	2,223.04
NH Liquor Board	220.00
Pouring Permits	120.00
Sec of NH	107.00
Vehicle Excise Tax	428.55
Total Taxes & Licenses	**12,789.28**
Uncategorized Expense	0.00
Total Expenses	**$317,800.98**
NET OPERATING INCOME	**$52,439.33**
Other Income	
Credit Card Rewards	2,885.71
Total Other Income	**$2,885.71**
Other Expenses	
Gas And Fuel	12,633.16
Reconciliation Discrepancies	-63.00
Total Other Expenses	**$12,570.16**
NET OTHER INCOME	**$ -9,684.45**
NET INCOME	**$42,754.88**

Rockport Brewing Company

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BankGloucester	30,394.91
Cash on Hand	1,180.00
Total Bank Accounts	**$31,574.91**
Other Current Assets	
Inventory	0.00
Inventory Asset	52,232.56
Payroll Corrections	0.00
Undeposited Funds	2,443.20
Total Other Current Assets	**$54,675.76**
Total Current Assets	**$86,250.67**
Fixed Assets	
20' Onetrip Trailer	
Original Cost	6,392.19
Total 20' Onetrip Trailer (s/n CS20-0492)	**6,392.19**
Equipment	5,052.50
Keg Cooperage	
Original cost	68,736.00
Total Keg Cooperage	**68,736.00**
Office Equipment and Computers	3,134.34
Refrigeration Equipment	
Original cost	4,200.00
Total Refrigeration Equipment	**4,200.00**
Spike 1BBL System (2019)	
Original cost	0.00
Total Spike 1BBL System (2019)	**0.00**
Spike 3.5BBL System (2020)	12,799.63
Vehicle 1	
Original cost	47,685.94
Total Vehicle 1	**47,685.94**
Wayside Trailer	
Original cost	4,993.75
Total Wayside Trailer	**4,993.75**
Total Fixed Assets	**$152,994.35**
TOTAL ASSETS	**$239,245.02**

Rockport Brewing Company

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX	50,403.98
Blue Business Plus Card	3,504.75
Capital One	0.00
Chase	5,275.26
Discover (Balance Transfer)	11,861.46
Total Credit Cards	**$71,045.45**
Other Current Liabilities	
Capital Loan (Kabbage)	30,304.90
Direct Deposit Payable	0.00
Massachusetts Department of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	3,209.47
Federal Unemployment (940)	175.20
MA Income Tax	2,358.40
MA Paid Family and Medical Leave	139.27
MA Unemployment Tax	58.15
Total Payroll Liabilities	**5,940.49**
Tips	56.90
Total Other Current Liabilities	**$36,302.29**
Total Current Liabilities	**$107,347.74**
Long-Term Liabilities	
American Keg Lease-to-Own	34,412.35
Capital Loan (Quickbooks)	15,304.56
Huntington Vehicle Loan	28,005.79
Loan from Owner	34,097.17
HELOC	75,049.63
Total Loan from Owner	**109,146.80**
Total Long-Term Liabilities	**$186,869.50**
Total Liabilities	**$294,217.24**
Equity	
Opening Balance Equity	52,232.56
Retained Earnings	-149,959.66
Net Income	42,754.88
Total Equity	**$ -54,972.22**
TOTAL LIABILITIES AND EQUITY	**$239,245.02**

Rockport Brewing Company

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-32,614.17
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-9,316.01
Inventory	1,800.79
Inventory Asset	30,651.71
AMEX	-26,365.52
Blue Business Plus Card	3,504.75
Capital One	0.00
Chase	5,275.26
Discover (Balance Transfer)	1,940.55
Capital Loan (Kabbage)	30,304.90
Direct Deposit Payable	-363.04
Massachusetts Department of Revenue Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	-1,207.27
Payroll Liabilities:Federal Unemployment (940)	-20.70
Payroll Liabilities:MA Income Tax	-15.96
Payroll Liabilities:MA Paid Family and Medical Leave	-13.69
Payroll Liabilities:MA Unemployment Tax	-187.78
Tips	56.90
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**36,044.89**
Net cash provided by operating activities	**$3,430.72**
INVESTING ACTIVITIES	
20' Onetrip Trailer Original Cost	-6,392.19
Equipment	-720.61
Office Equipment and Computers	-796.86
Refrigeration Equipment:Original cost	-4,200.00
Net cash provided by investing activities	**$ -12,109.66**
FINANCING ACTIVITIES	
American Keg Lease-to-Own	-23,834.73
Capital Loan (Quickbooks)	-22,992.22
Huntington Vehicle Loan	-7,586.15
Loan from Owner	9,450.00
Loan from Owner:HELOC	-6,150.00
Opening Balance Equity	52,232.56
Net cash provided by financing activities	**$1,119.46**
NET CASH INCREASE FOR PERIOD	**$ -7,559.48**
Cash at beginning of period	41,577.59
CASH AT END OF PERIOD	**$34,018.11**

I, Raymond Pickup, certify that:

1. The financial statements of Rockport Brewing Company, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Rockport Brewing Company, LLC included in this Form reflects accurately the information reported on the tax return for Rockport Brewing Company, LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature	*Raymond Pickup*
Name:	Raymond Pickup
Title:	Founder